UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commissions file number 001-34443

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOW INTERNATIONAL CORPORATION

23500 64th Avenue South

Kent, Washington 98032

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY

DEFERRAL PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee

Flow International Corporation Voluntary

  Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statements of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ CliftonLarsonAllen LLP

Bellevue, Washington

June 26, 2014

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value
Mutual funds	$41,309,890	$32,746,361
Collective trust fund	4,912,152	4,362,968
Flow International Corporation unitized common stock fund	964,730	1,213,303

Total investments	47,186,772	38,322,632
Cash	—	3,391
Notes receivable from participants	906,319	624,208

Total assets	$48,093,091	$38,950,231
Liabilities
Other payable	(50)	(30)

Net assets available for benefits, at fair value	$48,093,041	$38,950,201
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(65,898)	(240,388)

Net assets available for benefits	$48,027,143	$38,709,813

See accompanying notes to the financial statements

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions
Investment income
Net appreciation in fair value of investments	$6,338,885	$3,394,192
Dividends	2,359,452	753,389

	8,698,337	4,147,581
Interest income on notes receivable from participants	30,846	28,384
Contributions:
Employer	934,635	873,255
Participant	2,178,198	2,025,426
Rollovers	1,057	286,671

Total Additions	11,843,073	7,361,317

Deductions
Benefits paid to participants	2,483,108	3,526,766
Administrative expenses	42,635	11,916

Total Deductions	2,525,743	3,538,682

Net Increase	9,317,330	3,822,635
Net Assets Available for Benefits:
Beginning of year	38,709,813	34,887,178

End of year	$48,027,143	$38,709,813

See accompanying notes to the financial statements

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Notes to Financial Statements

Note 1: Plan Description

The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), and shall meet the special requirements of Sections 401(k) and 401(m) of the IRC, for the benefit of eligible employees of Flow International Corporation and its subsidiaries (the Company). The Plan was established on October 1, 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Plan Administration

The Plan is administered by an Advisory Committee consisting of Company officers and employees appointed by the Board of Directors of the Company. No such officer or employee receives compensation from the Plan.

Contributions to the Plan and net Plan earnings thereon are held by the Plan trustee under terms of a trust agreement with Wilmington Trust Retirement and Institutional Services Company (Wilmington). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

The Plan provides that administrative expenses may be paid by either the Plan or the Company.

Eligibility

Employees of the Company are eligible for participation in the Plan upon commencement of employment with the Company. Certain employees, as defined in the Plan, are not eligible to participate.

Employees are eligible for participation in Company contributions, if any, on the January 1, April 1, July 1 or October 1 coincident with or immediately following the date on which the employee completes one year of service. Additionally, to receive the Company discretionary contribution, an employee must be employed on the last day of the Plan year unless due to death, disability, or normal retirement age.

Contributions

Eligible employees hired after January 1, 2008, are automatically enrolled in the Plan. Upon enrollment, 6% of participant compensation is withheld and contributed to the Plan unless an election form to the contrary is received prior to date of hire. Participants may elect not to participate in the Plan, cease salary deferrals, change or resume salary deferrals and change investment directions at any time. Eligible employees may elect to contribute up to 40% of pretax annual compensation (up to 15% for highly compensated employees), as defined in the Plan. Total deferrals in any taxable year may not exceed specific dollar limitations set under the IRC, which was $17,500 for 2013 and $17,000 for 2012. The Plan also allows for catch-up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (Rollovers).

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Advisory Committee. As defined in the Plan document, the Company provides for a matching contribution of 50% of eligible employee contributions by participants with less than 5 years of service and 75% of eligible employee contributions by participants with more than 5 years of service, not to exceed more than 6% of participant compensation for the Plan year. There were no Company discretionary contributions for the years ended December 31, 2013 and 2012.

Participant Investment Options

Participants may direct the total amount of assets in their accounts into various investment options offered by the Plan. Those investment options currently consist of mutual funds, the MetLife Stable Value Fund (collective trust fund), and the Flow International Corporation Unitized Common Stock Fund (Flow Stock Fund).

Participant Accounts

Participant accounts are valued daily. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant contributions or account balances, as defined. Income is allocated daily based on the shares in the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voting Rights

Each participant invested in the Flow Stock Fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the Flow Stock Fund.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company contributions and earnings thereon based on years of service with the Company. Participants become 100% vested ratably over five years of service or if the participant reaches the normal retirement age of 65, dies, or becomes disabled while in the service of the Company. In the event of termination of employment prior to the completion of five years of credited service, participants forfeit their non-vested portion of employer contributions.

Notes Receivable from Participants

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, with a minimum loan amount of $1,000. A participant’s vested account balance does not include the value of assets that are directly invested in the Flow Stock Fund. A participant may only apply for a loan once in a Plan year and may not have more than one loan outstanding at any time.

Loan terms shall not exceed five years, except for the acquisition of a principal residence, in which case the maximum loan term is ten years. The loans are collateralized by the vested balance in the participant’s account. Principal and interest is paid not less than monthly. The interest rate charged on participant loans is the prime rate (3.25% at both December 31, 2013 and 2012) plus 1%. The interest rate on outstanding participant loans was 4.25% at December 31, 2013.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of their account. If the vested amount is $1,000 or less, the account is paid in a lump-sum payment to the participant. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made. Vested benefits are also payable upon the request of a Plan participant after having attained the age of 59 1⁄2 while in the service of the Company. Benefits are immediately payable upon the retirement, death or disability of a participant in a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may receive a hardship withdrawal to satisfy certain immediate and heavy financial needs, as defined by the Plan, provided the participant does not have other distributions or loans available under the Plan. Participant contributions are suspended for the six months following a hardship withdrawal.

A participant may withdraw any part of their vested account resulting from rollover contributions at any time; however no more than one withdrawal request may be made during any Plan year.

Forfeitures

Unvested forfeited investment balances will be used to pay for plan expenses, any remaining forfeitures can be used to reduce employer contributions. Forfeitures pending utilization were $40,297 and $34,515 at December 31, 2013 and December 31, 2012, respectively. Forfeitures of $47,420 and $5,542 were used to reduce Plan expenses for the year ended December 31, 2013 and December 31, 2012, respectively.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are valued at their fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Flow International Corporation common stock is included in the Flow Stock Fund and is valued at quoted market prices. The Flow Stock Fund includes shares of Flow International Corporation and cash, and is reported based on unitized value.

The collective trust fund’s estimated fair value and contract value is based on the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in an investment contract through a collective trust fund. The Statements of Net Assets Available for Benefits present the adjustments of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Plan performs fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Refer to Note 6 for the fair value measurement disclosures associated with the Plan’s investments.

FASB ASC 820 applies to certain accounting standards that require or permit fair value measurements and defines fair value, establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There have been no changes in the valuation methodologies used at December 31, 2013 and 2012. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Flow International Corporation Unitized Common Stock Fund

Flow International Corporation common stock is valued at the closing price reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) stock exchange and is classified within Level 1 of the valuation hierarchy. The Flow Stock Fund includes shares of Flow International Corporation and cash, and is reported based on unitized value.

Collective Trust Fund

This investment is a public vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified as Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Subsequent Events

The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

Note 3: Flow International Corporation Unitized Common Stock Fund

Investments in the Flow Stock Fund are not diversified, therefore, this investment may present higher than average volatility. Accordingly, the Plan states that a participant may not direct more than 25% of future contributions be invested in the Flow Stock Fund.

Note 5: Investments

As of December 31, 2013 and 2012, the Plan investments are held in trust at Wilmington. Investments that represent 5% or more of the Plan’s net assets available for benefits in either year are separately identified as follows:

	December 31,
	2013	2012
Mutual Funds:
T. Rowe Price New America Growth Fund	$6,321,690	$4,724,759
Alliance NFJ Small Cap Value Fund Class A	2,872,928	2,107,511
Oppenheimer Global Fund Class A	3,732,512	2,744,658
Vanguard 500 Index Fund Signal	4,109,055	3,194,777
American Funds Europacific Growth Fund Class A	4,180,589	3,276,993
PIMCO Total Return Fund Class A	3,986,378	4,693,333
Invesco Growth & Income Fund Class A	2,841,430	2,043,635
Prudential Jennison Small Company Class Z	5,541,040	4,267,193
Collective Trust Fund:
MetLife Stable Value Fund, at contract value	4,846,254	4,122,580

Net appreciation in fair value of the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, were as follows:

	Year Ended December 31,
	2013	2012
Mutual Funds	$6,108,090	$3,235,919
Flow International Corporation Unitized Common Stock Fund	155,961	65,503
Collective Trust Fund	74,834	92,770

Net appreciation	$6,338,885	$3,394,192

Note 6: Fair Value Measurements

The following tables disclose by level within the fair value hierarchy the Plan’s assets measured and reported on the statements of net assets available for benefits as of December 31, 2013 and 2012, at fair value on a recurring basis:

	Levels of Fair Value Measurements at
	December 31, 2013:
	Level 1 Inputs	Level 2 Inputs	Total Fair Value at December 31, 2013
Investments:
Mutual Funds
Blend funds	$7,257,809	$—	$7,257,809
Bond funds	4,317,117	—	4,317,117
Growth funds	22,010,457	—	22,010,457
Value funds	5,714,358	—	5,714,358
Other funds	2,010,149	—	2,010,149
International
Flow Stock Fund	964,730	—	964,730
Fixed Income
Collective Trust Fund	—	4,912,152	4,912,152

	$42,274,620	$4,912,152	$47,186,772

	Levels of Fair Value Measurements at
	December 31, 2012:
	Level 1 Inputs	Level 2 Inputs	Total Fair Value at December 31, 2012
Investments:
Mutual Funds
Blend funds	$5,571,077	$—	$5,571,077
Bond funds	4,693,333	—	4,693,333
Growth funds	17,058,729	—	17,058,729
Value funds	4,151,146	—	4,151,146
Other funds	1,272,076	—	1,272,076
International
Flow Stock Fund	1,213,303	—	1,213,303
Fixed Income
Collective Trust Fund	—	4,362,968	4,362,968

	$33,959,664	$4,362,968	$38,322,632

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2013 Fair Value	2012 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Fixed Income Collective Trust Fund	$4,912,152	$4,362,968	N/A	Daily	60 Days

Participants can transact daily at contract value, however, a 60 day redemption notice period is required for the Plan to terminate the investment contract.

The collective trust fund’s objective is to achieve maximum current income consistent with a safety of principal by investing in high quality insurance contracts (GICs) issued by insurance companies. However, there is no assurance that this objective can be achieved.

Note 7: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 8: Income Tax Status

The Plan obtained its latest determination letter dated February 3, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America (“GAAP”) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 9: Related Party Transactions

The Plan invests in shares of common stock of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. As of December 31, 2013 and 2012, the Plan held 253,516 and 360,726 shares of common stock in the Company (employer securities) with a fair value of $964,730 and $1,213,303, respectively. During the years ended December 31, 2013 and 2012, the Plan purchased shares of common stock of the Company at a cost of $520,583 and $468,355, respectively and sold shares of common stock of the Company for proceeds of $925,117 and $968,385. Wilmington is the trustee as defined by the Plan; therefore, the investment transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than direct payment. The Plan made direct payment to the third party administrator of $42,635 and $11,916, which was not covered by revenue sharing for the years ended December 31, 2013 and 2012, respectively. The Plan sponsor pays directly any other fees related to the Plan’s operations.

Note 10: Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with MetLife Insurance Company (MetLife) and the Flow Stock Fund. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11: Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$48,027,143	$38,079,813
Deemed distributions of participant loans	(38,380)	—

Net assets available for benefits per Form 5500	$47,988,763	$38,079,813

The following is a reconciliation of net increase per the financial statements to net income per Form 5500:

2013
Net increase per the financial statements	$9,317,330
Deemed distributions of participant loans	(38,380)

Net income per Form 5500	$9,278,950

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN Number: 91-1104842

Plan Number: 002

December 31, 2013
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Mutual Funds:
	T. Rowe Price New America Growth	Mutual Fund	*	*	$6,321,690
	Prudential Jennison Small Company Class Z	Mutual Fund	*	*	5,541,040
	American Funds EuroPacific Growth Fund Class A	Mutual Fund	*	*	4,180,589
	Vanguard 500 Index Fund Signal	Mutual Fund	*	*	4,109,055
	PIMCO Total Return Fund Class A	Mutual Fund	*	*	3,986,378
	Oppenheimer Global Fund Class A	Mutual Fund	*	*	3,732,512
	Alliance NFJ Small Cap Value Fund Class A	Mutual Fund	*	*	2,872,928
	Invesco Growth & Income Fund Class A	Mutual Fund	*	*	2,841,430
	Lord Abbett Fundamental Equity Class A	Mutual Fund	*	*	2,254,892
	Vanguard Extended Market Index Fund Signal	Mutual Fund	*	*	1,693,401
	American Funds Washington Mutual Investors Fund Class A	Mutual Fund	*	*	893,862
	T. Rowe Price Retirement 2040 ADV	Mutual Fund	*	*	691,974
	T. Rowe Price Retirement 2030 ADV	Mutual Fund	*	*	675,542
	Oppenheimer Developing Markets Class Y	Mutual Fund	*	*	541,225
	T. Rowe Price Retirement 2020 ADV	Mutual Fund	*	*	417,221
	T. Rowe Price Retirement 2050 ADV	Mutual Fund	*	*	330,739

	Total Mutual Funds				41,309,890
	Collective Trust Fund:
	MetLife Stable Value Fund (Contract Value)	Collective Trust Fund	*	*	4,846,254
	Flow International Corporation Unitized Common Stock Fund:
*	Flow International Corporation Common Stock	Common Stock Fund	*	*	964,730
*	Participant Loans	Maturing at various dates through June 2022 Interest rate of 4.25%			867,939

	Total Investments				$47,988,813

*	Represents party-in-interest
**	Cost information is omitted and not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

/S/ Theresa S. Treat
Theresa S. Treat
Vice President, Global Human Resources
June 26, 2014

EXHIBIT INDEX

Exhibit 23.01	Independent Auditors’ Consent of CliftonLarsonAllen LLP

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